Exhibit 99.1

Maris-Tech Announces Collaboration with Global Semiconductor Powerhouse Renesas Electronics Corporation to Advance Edge Computing Solutions and Acceptance into its Preferred Partner Program

The Preferred Partner status enables Maris-Tech to spearhead the advancement of edge computing solutions, aligning with both companies’ dedication to innovation across crucial markets

Rehovot, Israel, March 25, 2024 (GLOBE NEWSWIRE) (“Maris-Tech” or the “Company”), a leading B2B provider of artificial intelligence (AI) accelerated video solutions for edge platforms, today announced a collaboration with Renesas Electronics Corporation (“Renesas”), one of the world’s largest semiconductor manufacturers, a global innovator in the field of microcontrollers, analog, and power devices, and acceptance into Renesas’ Preferred Partner Program. In fiscal year 2023, Renesas had annual revenues in excess of US $9 billion and a market cap in excess of US $30 billion as of March 23, 2024.* This relationship has the potential to revolutionize commercial, security, and space markets through innovative edge-computing developments.

Renesas combines its expertise in embedded processing, analog, power and connectivity to deliver complete semiconductor solutions. These winning combinations accelerate time to market for automotive, industrial, infrastructure and IoT applications, enabling billions of connected, intelligent devices that enhance the way people work and live. Learn more at renesas.com.

Through this collaboration, Maris-Tech’s AI and video analytics expertise will leverage Renesas’s robust portfolio of microcontrollers to pioneer groundbreaking edge computing solutions. These advancements promise to deliver improvements across specified markets.

The new relationship highlights a shared vision for leveraging edge computing to provide rapid, reliable, and intelligent solutions, enhancing system performance and paving the way for the development of safer, smarter, and more sustainable technologies. This collaboration will combine Maris-Tech’s innovative solutions with Renesas’s extensive product portfolio, aiming to set a new industry innovation and excellence standard.

“We are privileged to be selected as a Renesas Preferred Partner and a testament to Maris-Tech’s ambition to redefine the Edge Computing landscape,” said Israel Bar, Chief Executive Officer of Maris-Tech. “The synergy between our advanced AI and video processing capabilities and Renesas’s leading-edge microcontrollers equips us to offer transformative solutions to the commercial, security, and space sectors.”

* Source: https://www.renesas.com/us/en

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the implications of the collaboration with Renesas and acceptance into its Preferred Partner Program, including that the relationship has the potential to revolutionize commercial, security, and space markets through innovative edge-computing developments, that the collaboration, pioneer groundbreaking edge computing solutions and significant improvements across specified markets, that the new relationship will provide rapid, reliable, and intelligent solutions, enhancing system performance, paving the way for the development of safer, smarter, and more sustainable technologies, and setting a new industry innovation and excellence standard, and that the synergy equips us to offer transformative solutions to the commercial, security, and space sectors. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:
Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com